Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Moves to Develop DPX-Survivac as Monotherapy for Recurrent Ovarian Cancer

IMV Will Host an Investor Call Today at 8:00 a.m. ET to Discuss the Updates to Its Clinical Program

Dartmouth, Nova Scotia; November 20, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced an amendment to its phase 1b/2 clinical trial evaluating the safety and efficacy of IMV’s lead candidate, DPX-Survivac, in combination with either 100 mg or 300 mg of epacadostat in patients with recurrent ovarian cancer.

Review of new data from the phase 1b portion of the clinical trial demonstrate a high response rate and a durable clinical benefit in a subpopulation of patients with a clinical marker predictive of a response to DPX-Survivac and correlated to its novel mechanism of action (MOA). New data include:

  Efficacy signals in the subpopulation of patients who received 100 mg dose epacadostat (n=5) included 100% tumor regressions and 100% disease control rate; and 60% of these patients (3/5) reached a best response of a partial response (PR);

  Long duration of clinical benefit observed in responders with a median duration of 590 days, including one patient that has passed the two-year mark without disease progression;

  Clinical benefit correlated to DPX-Survivac’s MOA and clinical study primary endpoints: survivin- specific T cells in the blood and T cell infiltration into tumors; and,

  The safety profile of DPX-Survivac is consistent with the profile observed in the Company’s previously reported studies.

Based on 300 mg cohort results, IMV and Incyte have agreed to stop dosing patients with epacadostat. IMV will continue the phase 1b/2 trial as a monotherapy study evaluating DPX-Survivac in the recurrent ovarian cancer subpopulation. IMV will inform and work with investigators to appropriately modify the study in a manner consistent with the best interests of each patient.

IMV and Incyte will continue to explore the potential of additional combination studies.

“The goal of the trial was to evaluate combination therapies. However, the new data indicate that DPX-Survivac shows activity as a monotherapy in late-stage patients, which can potentially translate into clinical benefit,” said Frederic Ors, Chief Executive Officer, IMV. “In parallel to the amended monotherapy trial, we will continue to investigate other combinations with our lead product candidate as we continue our work to deliver new immunotherapy options that may benefit more patients in multiple cancers.”

IMV is planning to meet with the U.S. Food and Drug Administration (FDA) in December 2018 to present results specific to the subpopulation identified in the phase 1b/2 clinical trial. IMV will also discuss a proposed clinical path to support registration for DPX-Survivac (with intermittent low-dose cyclophosphamide as a conditioning regimen) as a monotherapy in recurrent ovarian cancer.

“We are very pleased that the phase 1b trial results to date validate the mechanism of action of DPX-Survivac, helping us to identify patients more likely to benefit from our drug candidate,” said Gabriela Nicola Rosu, MD, Chief Medical Officer at IMV. “Identifying which patients have the greatest potential for responding to a drug candidate is key for the success of immunotherapy clinical trials, and we look forward to continued work with investigators and trial sites to advance the study of DPX-Survivac to help address the significant unmet medical needs of these patients.”

Lead Investigator Oliver Dorigo, MD, PhD, Associate Professor of Obstetrics and Gynecology (Oncology), Stanford University Medical Center will present full topline data from this phase 1b study in December at the 2018 European Society for Medical Oncology – Immuno-Oncology (ESMO I-O) Conference.

Conference call and webcast at 8 a.m. ET today

IMV will host a conference call and webcast today at 8 a.m. ET. The dial-in number for the conference call is 844-461-9932 (United States and Canada) or 636-812-6632 (international) with the conference ID: 2263829. The live audio webcast is available at https://edge.media-server.com/m6/p/n3g4evwk. The webcast will be recorded and available on the IMV website for 30 days following the call.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com